UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2024

Commission File Number: 001-32945

WNS (Holdings) Limited

(Translation of Registrant’s name into English)

Gate 4, Godrej & Boyce Complex

Pirojshanagar, Vikhroli (W)

Mumbai 400 079, India

+91-22-6826-2100

Malta House, 36-38 Piccadilly, London W1J 0DP

515 Madison Avenue, 8th Floor, New York, NY 10022

(Addresses of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

SIGNATURE

EXHIBIT INDEX

EX-99.1	Notice to Holders of American Depositary Shares, dated as of February 26, 2024.

WNS (Holdings) Limited is incorporating by reference the information and exhibits set forth in this Form 6-K into its registration statements on Form S-8 filed on July 31, 2006 (File No: 333-136168), Form S-8 filed on February 17, 2009 (File No. 333-157356), Form S-8 filed on September 15, 2011 (File No. 333-176849), Form S-8 filed on September 27, 2013 (File No. 333-191416), Form S-8 filed on October 11, 2016 (File No. 333-214042), Form S-8 filed on October 31, 2018 (File No. 333-228070) and Form S-8 filed on October 21, 2020 (File No. 333-249577).

Other Events

Termination of Deposit Agreement

As previously announced, upon the direction of WNS (Holdings) Limited (the “Company”), Deutsche Bank Trust Company Americas (the “Depositary”) today gave holders of ADSs (as defined below) notice of termination of the Deposit Agreement, dated as of July 18, 2006 (as amended, the “Deposit Agreement”), among the Company, the Depositary and the holders and beneficial owners of American Depositary Shares (“ADSs”) evidenced by American Depositary Receipts (“ADRs”) issued thereunder. The Deposit Agreement will terminate at 5:00 p.m. (Eastern Time) on March 27, 2024, being 30 days after the date of such notice of termination. The Company intends to arrange for holders to exchange outstanding ADSs for the underlying ordinary shares, par value 10 pence per share (the “Shares”), of the Company, and to cause the Shares to be listed and traded on the New York Stock Exchange (the “NYSE”) in lieu of ADSs (the “Exchange”). The Company anticipates the Shares will be listed on the NYSE on March 28, 2024. WNS will continue to trade under the symbol “WNS.”

The Company has appointed Computershare Trust Company, N.A. as the exchange agent. Upon termination of the Deposit Agreement, the Company anticipates an immediate cancellation of ADSs held in “street name” through The Depository Trust Company (“DTC”) and the delivery of the corresponding Shares to DTC (or its nominee).

A list of frequently asked questions regarding the Exchange can be found on the Company’s website https://ir.wns.com/events-and-presentations/upcoming-events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WNS (Holdings) Limited
(Registrant)
Date: February 26, 2024

	By:	/s/ Gopi Krishnan
	Name:	Gopi Krishnan
	Title:	General Counsel

EXHIBIT INDEX

99.1	Notice to Holders of American Depositary Shares, dated as of February 26, 2024.